HCSB Financial Corporation

5201 Broad Street

Loris, South Carolina 29569

(843) 756-6333

August 31, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Matt McNair, Staff Attorney

Re:                             HCSB Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 30, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 12, 2011

File No. 000-26995

Mr. McNair:

On behalf of HCSB Financial Corporation and its subsidiary Horry County State Bank (collectively, the “Company”), this letter responds to the letter, dated August 5, 2011 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.  As requested, we will comply with all of the additional disclosures in future filings with the Staff and some of the requested disclosures were included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011, filed August 15, 2011.

Comment Letter dated August 5, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.                                       We note that you entered into a consent order with the FDIC and the South Carolina Board of Financial Institutions and a written agreement with the Federal Reserve Bank of Richmond on February 10, 2011 and May 9, 2011, respectively.  Please tell us, and disclose in future filings beginning with your next Form 10-Q, whether you are in compliance with all of the material terms of the consent order and the written agreement, including whether you maintained Tier 1 capital at least equal to 8% and total risk-based capital at least equal to 10% by July 10, 2011.  If you maintained these capital levels as of that date, tell us, with a view toward revised disclosure, whether you expect to be able to continue to maintain these capital levels.

Response:  A summary of the requirements of the Consent Order and the Written Agreement, including the Bank’s status on complying with these regulatory agreements, is set forth in Annex A.  This information has also been included on page 37 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011.

Item 7.  Management’s Discussion and Analysis

Loan Portfolio, page 22

2.                                       We note your tabular presentation of your nonperforming assets.  Please revise future filings to provide a break-out of the nonperforming assets in accordance with Section III C.1 of Guide 3.

Response:  The Company notes the Staff’s comment and in future filings will, in accordance with Section III C.1 of Guide 3, provide a break-out of its nonperforming assets to include separately the aggregate amount of nonaccrual loans, accruing loans which are contractually past due 90 days or more as to principal or interest payments, and loans classified as “troubled debt restructurings.”

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 12 of Definitive Proxy Statement on Schedule 14A

3.                                       Please revise future filings to disclose the information required by Item 404(b) of Regulation S-K.  Provide us with your proposed revised disclosure.

Response:  The Company intends to revise its disclosure in future filings relating to the information required by Item 404(b) of Regulation S-K to be in substantially the following form:

Interests of Management and Others in Certain Transactions

The Company’s Code of Ethics provides that personal interests of directors, officers and employees of the Company must not interfere with, or appear to interfere with, the interests of the Company. Directors, officers and employees of the Company may not compete with the Company or disadvantage the Company by taking for personal gain corporate opportunities or engage in any action that creates actual or apparent conflicts of interest with the Company. Any director or officer involved in a transaction with the Company or that has an interest or a relationship that reasonably could be expected to give rise to a conflict of interest must report the matter promptly to the Board of Directors, which is responsible for determining if the particular situation is acceptable.

The Company has had, and expects to have in the future, transactions in the ordinary course of the Company’s business with its directors, executive officers, principal shareholders and their related interests (collectively referred to as “related parties”). All such transactions between the Company and related parties were made in the ordinary course of the Company’s business, on substantially the same terms, including (in the case of loans) interest rates, collateral, and repayment terms, as those prevailing at the same time for other comparable transactions, and have not involved more than normal risks of collectibility or presented other unfavorable features.

The Company does not have a written policy regarding the review, approval or ratification of transactions with related parties. As transactions are reported, however, the Board of Directors considers any related party transactions on a case-by-case basis to determine whether the transaction or arrangement was undertaken in the ordinary course of business and whether the terms of the transaction are no less favorable to the Company than terms that could have been reached with an unrelated party. If any member of the Board of Directors is interested in the transaction, that member will recuse himself from the discussion and decision on the transaction.

In addition, the Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The Bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The aggregate dollar amount of loans outstanding to persons affiliated with the Bank was approximately $                         at                                   .

Signatures, page 38

4.                                       Please confirm that the Form 10-K was signed by the principal executive officer, principal financial officer and the controller or principal accounting officer.  Refer to General Instruction D(2)(a) of Form 10-K.  If the filing was not signed by each of these individuals, please file a signature-page amendment to the Form 10-K.

Response:  The Signatures page of the Form 10-K inadvertently omitted the signature of the Company’s Principal Financial and Accounting Officer.  An amendment to the Form 10-K is being filed with the Staff electronically via EDGAR solely to amend the Signatures page of the Form 10-K to include the Principal Financial and Accounting Officer as required by General Instruction D(2)(a) of Form 10-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Financial Statements

Note 6 — Loan Portfolio, page 15

5.                                       On page 16, you report $50,670 thousand of loans receivable as individually evaluated for impairment.  However, we note your disclosure on page 21 stating that impaired loans totaled $69,519 thousand.  Please reconcile these amounts and revise future filings to provide clarification as needed.

Response:  The $69,519,000 disclosed on page 21 represents all impaired loans as of March 31, 2011that were individually evaluated for impairment. The $50,670,000 of loans receivable disclosed on page 16 includes only impaired loans where the impairment calculation was based on value of the underlying collateral.  The difference of $18,849,000 represents impaired loans with impairment calculations based on cash flows.  We noted that the disclosure may have been confusing and, as a result, revised it in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011and will provide clarification in future filings as needed.

6.                                       We note your tabular presentation of your impaired loans on page 21.  Please revise future filings to include ALL disclosures required by ASC 310-10-50-15(a)(3) and (14) and ASC 310-10-50-15(c)(1)-(3) as of each balance sheet date presented.

Response:  We have noted your comment and will revise future filings as appropriate to include all disclosures required by ASC 310-10-50-15(a)(3) and (14) and ASC 310-10-50-15(c)(1)-(3) as of each balance sheet date presented.

Note 11 — Fair Value Measurements, page 26

7.                                       We note your tabular presentation on page 29 reporting that impaired loans and other real estate owned use Level 2 inputs to determine their fair value.  Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value.  Please tell us why you believe the fair value of impaired loans and other real estate owned that are measured using current appraisals are not all considered to use Level 3 inputs.

Response:  We believe that the majority of appraisals for impaired loans and other real estate utilize comparable transactions as part of the estimate of fair value in calculations of appraisal of fair value.  We believed that if the appraisal utilized comparable transactions as part of the valuation process that this was evidence of observable inputs and should be considered a Level 2 valuation.  We believe that in situations where the appraisal has not used a comparable transaction in the valuation process that the impaired loan or other real estate owned valuation should be classified as Level 3.  We have not classified these in this manner, but will correct these classifications in future filings.

Management’s Discussion and Analysis

Provision and Allowance for Loan Losses, page 38

8.                                       We note your disclosure on page 39, which discusses your expanded internal loan review during June and July 2010 and your re-evaluation of your lending policy and credit procedures.  Please tell us if the review resulted in any changes to your accounting policies and procedures or if this re-evaluation was a onetime reanalysis.

Response: Due to the economic crisis, we revised our procedures in credit administration to strengthen this function with expertise from an independent third party.  We are utilizing this independent group annually to sample loans and perform loan reviews to ensure that we have identified all classified loans.

We also substantially rewrote our loan policy with the assistance of the independent consultant group mentioned above during the first quarter of 2011.  This revision was performed to address issues disclosed in a regulatory Report of Examination in 2010 and to incorporate recommendations of the independent consulting firm.  Our loan policy incorporates more stringent underwriting guidelines particularly related to Acquisition, Construction, and Development loans as well as Commercial Real Estate loans.  New underwriting standards focus primarily on reducing loan exceptions, requiring more stringent financial disclosures by potential borrowers, and requiring more frequent monitoring of development and sales activity to ensure that borrower projections are being realized.

*                                         *                                         *                                         *                                         *                                         *                                         *                                         *                                         *

The Company hopes that the foregoing has been responsive to the Staff’s comments.  In addition, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (843) 756-6333.

Sincerely,

/s/ James R. Clarkson
James R. Clarkson
President and Chief Executive Officer

cc:                                 Ed Loehr, Chief Financial Officer

Benjamin A. Barnhill, Esq. (Nelson Mullins Riley & Scarborough, LLP)

Elliott Davis, LLC

Annex A

Response to Comment 1

Consent Order

On February 10, 2011, the Bank entered into the Consent Order with the FDIC and the South Carolina State Board of Financial Institutions (the “State Board”).  The Consent Order conveys specific actions needed to address the Bank’s current financial condition, primarily related to capital planning, liquidity/funds management, policy and planning issues, management oversight, loan concentrations and classifications, and non-performing loans.  Prior to receipt of the Consent Order, the Bank’s Board of Directors and management adopted and began executing a proactive and aggressive strategic plan to address the matters described in the Consent Order.  A summary of the requirements of the Consent Order and the Bank’s status on complying with the Consent Order is as follows:

Requirements of the Consent Order	Bank’s Compliance Status

Achieve and maintain, within 150 days from the effective date of the Consent Order, Total Risk Based capital at least equal to 10% of risk-weighted assets and Tier 1 capital at least equal to 8% of total assets.

The Bank did not meet the capital ratios as specified in the Consent Order and, as a result, submitted a revised capital plan to the FDIC on July 15, 2011.  However, the Bank is working diligently to increase its capital ratios in order to strengthen its balance sheet and satisfy the commitments required under the Consent Order.  The Bank has engaged an independent third party to assist the Bank in its efforts to raise common equity capital during the second half of 2011.  Management believes that all capital requirements in the Consent Order will be achieved with the completion of a capital raise.

Within 60 days from the effective date of the Consent Order, the Bank shall submit to the supervisory authorities a written capital plan.	We believe we have complied with this provision of the Consent Order. Subsequently, the FDIC directed the Bank to revise the capital plan, which the Bank resubmitted on July 15, 2011.

Establish, within 30 days from the effective date of the Consent Order, a plan to monitor compliance with the Consent Order, which shall be monitored by the Bank’s Directors’ Committee.

We believe we have complied with this provision of the Consent Order.  The Directors’ Committee meets monthly and each meeting includes reviews and discussions of all areas required in the Consent Order.

Develop, within 90 days from the effective date of the Consent Order, a written analysis and assessment of the Bank’s management and staffing needs.

We believe we have complied with this provision of the Consent Order.  The Bank has engaged an independent third party to perform an assessment of the Bank’s staffing needs to ensure the Bank has an appropriate organizational structure with qualified management in place.  The Board of Directors has reviewed all recommendations regarding the Bank’s organizational structure.

Notify the supervisory authorities in writing of the resignation or termination of any of the Bank’s	We believe we have complied with this provision of the Consent Order.

directors or senior executive officers.

Eliminate, within 30 days from the effective date of the Consent Order, by charge-off or collection, all assets or portions of assets classified “Loss” and 50% of those assets classified “Doubtful.”

We believe we have complied with this provision of the Consent Order.  The Bank is in full compliance with requirement to eliminate all loans classified “Loss” and reduce by 50% all assets classified “Doubtful” within 30 days of the Consent Order, and reduce all classified assets by specific percentages over a period of two years.  As of June 30, 2011 classified assets have been reduced by 32%, which compares favorably to the requirement of the Consent Order that the Bank reduce the level of these classified assets by 25% by August 9, 2011. Management has allocated additional resources to the handling of non-accrual loans, loans in liquidation, and the disposition of OREO.

Review and update, within 60 days from the effective date of the Consent Order, its policy to ensure the adequacy of the Bank’s allowance for loan and lease losses, which must provide for a review of the Bank’s allowance for loan and lease losses at least once each calendar quarter.

We believe we have complied with this provision of the Consent Order.

Submit, within 60 days from the effective date of the Consent Order, a written plan to reduce classified assets, which shall include, among other things, a reduction of the Bank’s risk exposure in relationships with assets in excess of $750,000 which are criticized as “Substandard” or “Doubtful”.

We believe we have complied with this provision of the Consent Order.  The Bank is in full compliance with requirement to eliminate all loans classified “Loss” and reduce by 50% all assets classified “Doubtful” within 30 days of the Consent Order, and reduce all classified assets by specific percentages over a period of two years.  As of June 30, 2011 classified assets have been reduced by 32%, which compares favorably to the requirement of the Consent Order that the Bank reduce the level of these classified assets by 25% by August 9, 2011.

Revise, within 60 days from the effective date of the Consent Order, its policies and procedures for managing the Bank’s Adversely Classified Other Real Estate Owned.	We believe we have complied with this provision of the Consent Order.

Not extend any additional credit to any borrower who has a loan or other extension of credit from the Bank that has been charged-off or classified, in whole or in part, “Loss” or “Doubtful” and is uncollected. In addition, the Bank may not extend any additional credit to any borrower who has a loan or other extension of credit from the Bank that has been criticized, in whole or in part, “Substandard” and is uncollected, unless the Bank’s board of directors determines that failure to extend further credit to a particular borrower would be detrimental to the best interests of the Bank.

We believe we have complied with this provision of the Consent Order.  The Bank has engaged the services of an independent firm to perform an extensive review of the Bank’s credit portfolio and help management in implementing a more comprehensive lending and collection policy and more enhanced loan review.

Perform, within 60 days from the effective date of the Consent Order, a risk segmentation analysis with respect to the Bank’s Concentrations of Credit and develop a written plan to systematically reduce any segment of the portfolio that is an undue concentration of credit.

We believe we have complied with this provision of the Consent Order.

Review, within 60 days from the effective date of the Consent Order and annually thereafter, the Bank’s loan policies and procedures for adequacy and, based upon this review, make all appropriate revisions to the policies and procedures necessary to enhance the Bank’s lending functions and ensure their implementation.

We believe we have complied with this provision of the Consent Order.  As noted above, the Bank has engaged the services of an independent firm to perform an extensive review of the Bank’s credit portfolio and help management in implementing a more comprehensive lending and collection policy and more enhanced loan review.

Adopt, within 90 days from the effective date of the Consent Order, an effective internal loan review and grading system to provide for the periodic review of the Bank’s loan portfolio in order to identify and categorize the Bank’s loans, and other extensions of credit which are carried on the Bank’s books as loans, on the basis of credit quality.

We believe we have complied with this provision of the Consent Order.  As noted above, the Bank has engaged the services of an independent firm to perform an extensive review of the Bank’s credit portfolio and help management in implementing a more comprehensive lending and collection policy and more enhanced loan review.

Review and update, within 90 days from the effective date of the Consent Order, its written profit plan to ensure the Bank has a realistic, comprehensive budget for all categories of income and expense, which must address, at minimum, goals and strategies for improving and sustaining the earnings of the Bank, the major areas in and means by which the Bank will seek to improve the Bank’s operating performance, realistic and comprehensive budgets, a budget review process to monitor income and expenses of the Bank to compare actual figure with budgetary projections, the operating assumptions that form the basis for and adequately support major projected income and expense components of the plan, and coordination

We believe we have complied with this provision of the Consent Order.  The Bank has engaged an independent third party to assist management with a strategic plan to help restructure its balance sheet, increase capital ratios, return to profitability and maintain adequate liquidity.

of the Bank’s loan, investment, and operating policies and budget and profit planning with the funds management policy.

Review and update, within 90 days from the effective date of the Consent Order, its written plan addressing liquidity, contingent funding, and asset liability management.

We believe we have complied with this provision of the Consent Order.  The Bank has engaged an independent third party to assist management in its development of a strategic plan that achieves all requirements of the Consent Order.  The strategic plan reflects the Bank’s plans to restructure its balance sheet, increase capital ratios, return to profitability, and maintain adequate liquidity.  The Board of Directors has reviewed and adopted the Bank’s strategic plan.

Eliminate, within 30 days from the effective date of the Consent Order, all violations of law and regulation or contraventions of policy set forth in the FDIC’s safety and soundness examination of the Bank in November 2009.

We believe we have complied with this provision of the Consent Order.

Not accept, renew, or rollover any brokered deposits unless it is in compliance with the requirements of 12 C.F.R. § 337.6(b).	Since entering into the Consent Order, the Bank has not accepted, renewed, or rolled-over any brokered deposits.

Limit asset growth to 5% per annum.	We believe we have complied with this provision of the Consent Order.

Not declare or pay any dividends or bonuses or make any distributions of interest, principal, or other sums on subordinated debentures without the prior approval of the supervisory authorities.	We believe we have complied with this provision of the Consent Order.

The Bank shall comply with the restrictions on the effective yields on deposits as described in 12 C.F.R. § 337.6.	We believe we have complied with this provision of the Consent Order.

Furnish, by within 30 days from the effective date of the Consent Order and within 30 days of the end of each quarter thereafter, written progress reports to the supervisory authorities detailing the form and manner of any actions taken to secure compliance with the Consent Order.

We believe we have complied with this provision of the Consent Order, and we have submitted the required progress reports to the supervisory authorities.

Within 30 days of the effective date of the Consent Order, the Bank shall submit a written plan for eliminating its reliance on brokered deposits.	We believe we have complied with the provision of the Consent Order.

Within 60 days of the effective date of the Consent Order, the Bank shall adopt an employee compensation plan after undertaking an independent review of compensation paid to all of the Bank’s senior executive officers.

We believe we have complied with the provision of the Consent Order.

Within 90 days from the effective date of the Consent Order, the Bank shall prepare and submit its written strategic plan.	We believe we have complied with this provision of the Consent Order. The Bank has engaged an independent third party to assist management in its development of a strategic plan that achieves all requirements of the Consent Order.  The strategic plan reflects the Bank’s plans to restructure its balance sheet, increase capital ratios, return to profitability, and maintain adequate liquidity.  The Board of Directors has reviewed and adopted the Bank’s strategic plan.

We intend to take all actions necessary to enable the Bank to comply with the requirements of the Consent Order, and as of the date hereof we have submitted all documentation required as of this date to the FDIC and State Board.  There can be no assurance that the Bank will be able to comply fully with the provisions of the Consent Order, and the determination of the Bank’s compliance will be made by the FDIC and the State Board.  However, we believe we are currently in substantial compliance with the Consent Order except for the requirement to achieve and maintain, within 150 days from the effective date of the Consent Order, Total Risk Based capital at least equal to 10% of risk-weighted assets and Tier 1 capital at least equal to 8% of total assets.  However, should we fail to comply with the capital requirements in the Consent Order, or suffer a continued deterioration in our financial condition, the Bank may be subject to being placed into a federal conservatorship or receivership by the FDIC, with the FDIC appointed as conservator or receiver.  In addition, the supervisory authorities may amend the Consent Order based on the results of their ongoing examinations.

At June 30, 2011, the Bank was categorized as “undercapitalized.”  Our losses for 2010 and the first half of 2011 have adversely impacted our capital.  As a result, we have been pursuing a plan through which we intend to achieve the “well-capitalized” designation and have ceased to grow the Bank.  Our plan to increase our capital ratios as required by the Consent Order includes the sale of assets, reduction in total assets, reduction of overhead expenses, and reduction of dividends as the primary means of improving the Bank’s capital position, as well as raising additional capital at either the bank or the holding company level.  Pursuant to the requirements under the Consent Order, we submitted our capital plan to the FDIC for review.  The FDIC has directed us to revise the capital plan and, in addition, to develop a capital restoration plan, which we have resubmitted.  We anticipate that we will need to raise a material amount of capital to return the Bank to an adequate level of capitalization.  We note that there are no assurances that we will be able to raise this capital on a timely basis or at all.

The Bank is working diligently to improve asset quality and to reduce its investment in commercial real estate loans as a percentage of Tier 1 capital.  The Bank is reducing its reliance on brokered deposits and is committed to improving its capital position.

Written Agreement

On May 9, 2011, the Company entered into the Written Agreement with the Federal Reserve Bank of Richmond (the “FRB”).  The Written Agreement is designed to enhance the Company’s ability to act as a source of strength to the Bank.

The Written Agreement contains provisions similar to those in the Bank’s Consent Order.  Specifically, pursuant to the Written Agreement, the Company agreed, among other things, to seek the prior written approval of the FRB before undertaking any of the following activities:

•                  declaring or paying any dividends;

•                  directly or indirectly taking dividends or any other form of payment representing a reduction in capital from the Bank;

•                  making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities;

•                  directly or indirectly, incurring, increasing or guarantying any debt; and

•                  directly or indirectly, purchasing or redeeming any shares of its stock.

In addition, within 60 days of the Written Agreement, the Company is required to submit a written plan designed to maintain sufficient capital at the Company on a consolidated basis.  Although the Written Agreement does not contain specific target capital ratios or specific timelines, the plan must address the Company’s and Bank’s current and future capital requirements, the adequacy of the Bank’s capital, the source and timing of additional funds to satisfy the Company’s and the Bank’s future capital requirements, and supervisory requests for additional capital at the Bank or the supervisory action imposed on the Bank.

The Company also agreed to comply with certain notice provisions set forth in the Federal Deposit Insurance Act and Federal Reserve regulations in appointing any new director or senior executive officer, or changing the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position.  The Company is also required to comply with certain restrictions on indemnification and severance payments pursuant to the Federal Deposit Insurance Act and FDIC regulations.

We believe we are currently in substantial compliance with the Written Agreement.